NEWMARKET GOLD INC. (“Newmarket”)

SPECIAL MEETING OF SHAREHOLDERS

NOVEMBER 25, 2016

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), we hereby advise you of the following voting results obtained at the special meeting (the “Meeting”) of the shareholders of Newmarket held on November 25, 2016. Each of the matters set out below is described in greater detail in the Joint Management Information Circular of Newmarket and Kirkland Lake Gold Inc. (“Kirkland”), dated October 28, 2016. The total number of common shares represented by shareholders present in person and represented by proxy at the Meeting was 145,042,222 representing 81.3% of Newmarket’s issued and outstanding common shares.

1.	Approval of the Share Issuance Resolution

According to proxies received and a vote by ballot, voting shareholders present in person and represented by proxy at the Meeting voted to approve the issuance by Newmarket of such number of common shares of Newmarket as may be required to be issued pursuant to the plan of arrangement involving Newmarket and Kirkland under Section 192 of the Canada Business Corporation Act (the “Arrangement”), in accordance with the terms of the arrangement agreement dated September 29, 2016, between Newmarket and Kirkland, as amended.

The following are the voting results on this matter:

	Number of Votes	Percentage of Votes Cast (rounded)
Votes For:	134,912,185	99.79%
Votes Against:	288,144	0.21%

2.	Approval of the Name Change Resolution

According to proxies received and a vote by ballot, voting shareholders present in person and represented by proxy at the Meeting voted to approve, by special resolution, the amendment to the articles of Newmarket to change the name of Newmarket to Kirkland Lake Gold Ltd.

The following are the voting results on this matter:

	Number of Votes	Percentage of Votes Cast (rounded)
Votes For:	144,409,235	99.60%
Votes Against:	578,156	0.40%

3.	Approval of the Share Consolidation Resolution

According to proxies received and a vote by ballot, voting shareholders present in person and represented by proxy at the Meeting voted to approve, by special resolution, the amendment to the articles of Newmarket to provide that (i) the authorized capital of Newmarket be altered by consolidating all of the Newmarket Shares on the basis of 0.475 of a new Newmarket Share for each existing Newmarket Share; and (ii) any fractional Newmarket Shares arising out of the consolidation to be deemed to have been tendered by its registered owner to Newmarket for cancellation for no consideration.

The following are the voting results on this matter:

	Number of Votes	Percentage of Votes Cast (rounded)
Votes For:	144,277,351	99.51%
Votes Against:	710,040	0.49%

4.	Approval of the Newmarket Board Resolution

According to proxies received and a vote by ballot, voting shareholders present in person and represented by proxy at the Meeting voted to set the number of directors of Newmarket at nine (9) directors.

The following are the voting results on this matter:

	Number of Votes	Percentage of Votes Cast (rounded)
Votes For:	144,288,506	99.52%
Votes Against:	698,885	0.48%

5.	Election of Directors

According to proxies received and a vote by show of hands, voting shareholders present in person and represented by proxy at the Meeting voted to elect each of the individuals listed below to serve as directors of Newmarket.

The follow are the voting results on this matter:

Nominee	Number of Shares		Percentage of Votes Cast
	Votes For:	Votes Withheld:	Votes For:	Votes Withheld:
Anthony Makuch	134,914,451	285,878	99.79%	0.21%
Maryse Bélanger	134,804,005	396,324	99.71%	0.29%
Jon Gill	134,814,207	386,122	99.71%	0.29%
Arnold Klassen	134,809,441	390,888	99.71%	0.29%
Pamela Klessig	134,804,887	395,442	99.71%	0.29%
Barry Olsen	134,842,754	357,575	99.74%	0.26%
Jeffrey Parr	134,837,541	362,788	99.73%	0.27%
Eric Sprott	134,905,148	295,181	99.78%	0.22%
Raymond Threlkeld	134,956,730	243,599	99.82%	0.18%

6.	Newmarket Board Delegation Resolution

According to proxies received and a vote by ballot, voting shareholders present in person and represented by proxy at the Meeting voted to approve, by special resolution, the authorization of the board of directors of Newmarket to determine the number of directors of the Newmarket Board subject to the limitations of the Business Corporations Act (Ontario).

The following are the voting results on this matter:

	Number of Votes	Percentage of Votes Cast (rounded)
Votes For:	134,765,006	99.68%
Votes Against:	435,323	0.32%

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NEWMARKET GOLD INC.

By:	(signed) Douglas Forster
Douglas Forster
President and Chief Executive Officer